Mail 3561
                                                               May 23, 2018


   Scott J. Lynn
   Chief Executive Officer
   Masterworks 001, LLC
   524 Broadway, 10th Floor
   New York, New York 10012


             Re:   Masterworks 001, LLC
                   Draft Offering Statement on Form 1-A
                   Submitted April 23, 2018
                   CIK No. 0001738134

   Dear Mr. Flynn:

          We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

           Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR.
   Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

   Part II

   General

       1. Please ensure that each statement or assertion of opinion or belief provided is clearly characterized as such and a reasonable factual basis exists for each statement. For example, we note your disclosure on page 45 that "Warhol and Marilyn have become two sides of a single coin."
 Scott J. Lynn
Masterworks 001, LLC.
May 23, 2018
Page 2

Cover Page

    2. We note your disclosure that the offering will be conducted through the Masterworks
       Platform. Please provide additional details about how the platform will operate, what functions the Platform offers to investors, and what role Masterworks.io LLC will play.

Questions and Answers About This Offering, page 3

    3. We note that you may waive the minimum or maximum investment restrictions on a
       "case-by-case" basis. Please expand your discussion to explain why you may waive these restrictions and tell us the factors you will consider in making this determination.

What happens upon a sale of the Painting? page 5

    4. Please clarify here, as you do on page 9, that the sale of the Painting will only occur if triggered by specific circumstances and that the Company's intention is to "own the
       Painting for an extended and indefinite period."

Administrative Services, page 9

    5. Clarify the frequency of payment of the 1% fee due to the Manager and whether there is any overall limit to number of shares that may be issued in exchange for the administration of your business and maintenance of the Painting.

Trading of and Market for Shares, page 9

    6. Please disclose the status of the development of the online trading platform by your affiliate, Masterworks Brokerage, LLC, and their broker-dealer registration.

    7. Here or in your Plan of Distribution, please enhance your disclosure to identify and elaborate upon the "trading platform owned and operated by an unaffiliated third party"
       on which you expect investors to be able to trade their shares "in the interim."

Organizational Structure, page 10

    8. Please revise this chart to depict the voting percentage interests of the various parties in you, with a view to depicting who will control you.

Risk Factors, page 11

    9. Please clarify that shareholders will continue to experience dilution over time, due to your arrangement for administrative services fees to be paid to your Manager. In this regard, we note the last risk factor on page 28.
 Scott J. Lynn
Masterworks 001, LLC.
May 23, 2018
Page 3

We do not expect to generate any revenues, page 16

    10. We note your disclosure that "[you] do not expect to generate any revenues or cash flow unless the Painting is sold." Please clarify here, as you do throughout your offering document, that "[y]our intention is to own the Painting for an extended and indefinite period."

If the painting is eventually displayed in a gallery space..., page 19

    11. Please disclose here or elsewhere in your filing, where you intend to store the Painting and if shareholders will be notified when the painting is displayed.

Risks Related to our Reliance on the Manager, page 21

    12. Please discuss in this section, as you do on page 63, that "[a]fter the five year anniversary, Masterworks can withdraw for any reason." Please provide similar disclosure in the Business section. Refer to Item 7(a)(2) of Form 1-A.

We are totally reliant on the Manager to maintain sufficient capital resources to pay our fees, costs and expenses, page 22

    13. We note your disclosure that "[t]he Manager has committed to maintain cash reserves on hand for so long as the shares remain outstanding sufficient to pay at least one year of estimated expenses to satisfy its obligations under the administrative services agreement." Please disclose if this commitment by the Manager is required under the administrative services agreement.

Dilution, page 29

    14. It appears from your financial statements that your current sole shareholder paid an effective cash cost of $100 for 16,015 shares, or less than $0.01 per share. Please revise your disclosure to compare this effective cash cost paid by your existing shareholder to the $20.00 per share that investors in this offering will pay.

Plan of Distribution, page 29

    15. To better understand the roles of the Masterworks Platform, the Ethereum Blockchain and any affiliate-owned or third party alternative trading system you expect your shares to trade on, please provide us with a diagram or detailed explanation of the process, starting from initial issuance of shares to recording of trades in the distributed ledger and book-entry ledgers, including the clearance and settlement process. In doing so, please describe the role of each participant in the process, including but not limited to you,
        Masterworks.io LLC, Masterworks Brokerage, LLC, Coinbase and Computershare Trust
        Company.
 Scott J. Lynn
Masterworks 001, LLC.
May 23, 2018
Page 4


Suitability Verification and Anti-Money Laundering Services, page 30

    16. We note your indication that the Manager is not an underwriter. Considering
        Masterworks.io LLC is providing the offering platform and conducting various services, please tell us why you do not believe that Masterworks.io LLC should be a registered broker-dealer.

Payment in Bitcoin, page 30

    17. We note that you intend to accept Bitcoin as consideration for your shares. Please expand your disclosure to discuss the potential fees investors will have to pay to convert their Bitcoin to U.S. dollars.

    18. Please also expand your disclosure here or in the risk factor section, to discuss potential risks related to the funds retained in the Masterworks wallet. In this regard, we note your disclosure that you "will periodically withdraw" funds from the wallet to be deposited in a segregated bank account pending the closing of the offering. Please also explain to us what do you mean by "periodically."

Ethereum Blockchain, page 31

    19. Please define the term "ERC20 token" and tell us who will hold the ERC20 tokens that represent ownership of your shares, how they will represent ownership of your shares and when they will hold such tokens. In doing so, please explain whether the use of the
        Ethereum blockchain to represent ownership in your shares will be utilized at the close of this offering, such that you are essentially offering tokens at this time rather than shares, or only if an active trading market develops for your shares. Your web-site suggests the former. If the latter, please clarify if the use of the Ethereum blockchain will be utilized regardless of whether shares are traded on the proprietary trading platform being developed by your affiliate or not and how the Ethereum blockchain will interact with any alternative trading system your shares are traded upon.

Description of Business, page 38

    20. Given your dependence upon Masterworks to procure, maintain and eventually sell the
        Painting, please revise your disclosure to explain their expertise in this industry.

Andy Warhol, page 42

    21. We note your disclosure that "[b]ased on auction sales, Warhol was ranked the highest grossing artist in 2014, the second highest grossing artist in 2015 and the eighth highest grossing artist in 2016." Please provide factual support for your statement and clarify if these rankings relate to the U.S. only.
 Scott J. Lynn
Masterworks 001, LLC.
May 23, 2018
Page 5


History of Prior Sales, page 46

    22. We note that you report the sales prices in the chart before applicable taxes and fees.
        Please revise to explain what those amounts could represent, so that investors can appreciate how those amounts impact potential proceeds.

    23. Disclose the total number of Andy Warhol Marilyn (Reversal Series) paintings currently in existence and what portion of that population is represented in the table.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources of the Manager, page 56

    24. We note your statement that the Manager will be funded with approximately $100,000 as of the closing of this offering, and it will use those funds to perform its obligations to you under the administrative services agreement. Please revise your disclosure to clarify how the Manager will obtain those initial funds and how the Manager expects to obtain any additional funds necessary to fund your operations until you sell the Painting. Please also provide more insight into the Manager's plans for the Painting and its best estimate of the related costs it expects to incur in the 12 months following the closing of this offering.

Executive Officers and Members of the Board of the Manager, page 61

    25. To the extent not already provided, please provide a brief account of the business experience during the past five years of each director and officer, including principal occupation and employment during that period and the name of any organization in which such occupations and employment were held. See Item 10(c) of Part II of Form 1-
        A. For example, for Mr. Lynn describe the specific employment and corresponding dates for the past five years.

Financial Statements of Masterworks 001, LLC

Independent Auditors' Report, page F-1

    26. Please revise the auditors' report appearing in your filing to disclose the name and signature of the audit firm providing this opinion.

Balance Sheet, page F-2

    27. We note the disclosure on page 38 of your filing that Masterworks was issued 16,015 shares of your stock upon your formation. We further note that this issuance of shares is not currently disclosed in your financial statements. Please revise your balance sheet and/or related footnotes to provide the same information that would be disclosed under
 Scott J. Lynn
Masterworks 001, LLC.
May 23, 2018
Page 6

       Rules 5-02.29 and 30 of Regulation S-X and ASC 505-10-50-3 so that your investors will understand the equity instruments you had issued as of your balance sheet date, or tell us why such disclosures are not appropriate.

Exhibits

    28. We note that you will file various agreements in an amendment to your Offering Circular.
        Please confirm that you will file these agreements or forms of such agreements as exhibits prior to the qualification of the Offering Circular, or advise. Please also file the written commitment you have from your Manager to fund your operations until you sell the Painting, which you mention on page 56.

Exhibit 12.1 Legal Opinion

    29. Please have counsel revise its legal opinion to remove the assumptions in the last sentence of the third paragraph. Please note it is inappropriate for counsel to include in its opinion assumptions that are overly broad, that assume away the relevant issue or that assume any of the material facts underlying the opinion or any readily ascertainable facts.
        Please see Section II.B.3.a. of Staff Legal Bulletin No. 19.

Exhibit 13.1 Testing the Waters Materials

    30. Please tell us how your materials, specifically the Facebook ads and video, complied with the conditions of Rule 255(b). Please confirm your understanding that ``testing the
        waters   materials may be used before the qualification of the offering statement,
        provided that all solicitation materials are preceded or accompanied by a preliminary offering circular or contain a notice informing potential investors where and how the most current preliminary offering circular can be obtained.

   You may contact Jennifer Thompson, Accounting Branch Chief, at 202-551-3737 if you have questions regarding comments on the financial statements and related matters. Please contact
Jennifer L pez, Staff Attorney, at 202-551-3792 or me at 202-551-3720 with any other questions.

                                                              Sincerely,

                                                              /s/ Mara L.
Ransom

                                                              Mara L. Ransom
                                                              Assistant
Director
                                                              Office of
Consumer Products